Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER IMPLEMENTS NEXT PHASE OF TRANSFORMATION PROGRAMME

•	Next phase of major transformation plan to lay foundations for long-term sustainable profitable growth
•	Creation of leaner, more resilient organisation; reducing global workforce by around 4,500 people. This is in addition to 1,500 people who left the business in 2018
•	Further investment into electrification with Electric Drive Units to be produced at Wolverhampton Engine Manufacturing Centre and new Battery Assembly Centre to be established at Hams Hall, Birmingham
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CEO Prof. Dr. Ralf Speth: “Decisive action will help deliver resilient long-term growth as Jaguar Land Rover implements cost and profit improvements. This will safeguard our future and enable vital ongoing investment into Autonomous, Connected, Electric and Shared technologies.”

Thursday 10 January 2019, Whitley, UK – Jaguar Land Rover, the UK’s largest vehicle manufacturer, today outlined the next phase of ‘Charge and Accelerate’, the company’s ongoing transformation programme to deliver £2.5bn in cost reductions and cashflow improvements over 18 months as well as long-term strategic operating efficiencies.

Jaguar Land Rover is expanding a business-wide organisation review aimed at reducing the size of its global workforce by around 4,500 people. This is in addition to the 1,500 who left the company during 2018. The next phase of this transformation programme will begin with a voluntary redundancy programme in the UK. This strategic review will create a leaner, more resilient organisation with a flatter management structure.

Prof. Dr. Ralf Speth, Chief Executive Officer of Jaguar Land Rover, said: “We are taking decisive action to help deliver long-term growth, in the face of multiple geopolitical and regulatory disruptions as well as technology challenges facing the automotive industry. The ‘Charge and Accelerate’ programme combines efficiency measures with targeted investment, safeguarding our future and ensuring that we maximise the opportunities created by growing demand for Autonomous, Connected, Electric and Shared technologies.”

So far, the ‘Charge and Accelerate’ programme has identified over £1bn of improvements, with more than £500mn already realised in 2018. The savings and improvements achieved will enable Jaguar Land Rover to fund vital investments into technology to safeguard its future.

These investments include today’s announcement that, from later this year, next-generation Electric Drive Units (EDU) will be produced at the company’s Engine Manufacturing Centre in Wolverhampton. These EDUs will be powered by batteries assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire, reinforcing the company’s commitment to the West Midlands and the UK.

The Battery Assembly Centre will be one of the largest of its kind in the UK, using new production techniques and technologies to manufacture battery packs for future Jaguar and Land Rover vehicles.

The latest investments and the transformation measures aim to build on unprecedented growth achieved by Jaguar Land Rover over the past decade, enabling the company to launch today’s range of award-winning Jaguar and Land Rover vehicles. In the last year alone, the company’s global product portfolio has expanded to include the all-electric Jaguar I-PACE, the Range Rover and Range Rover Sport with PHEV derivatives and, most recently, the new Range Rover Evoque, also with next-generation hybrid technology.

In 2018, the company continued its global expansion with the opening of its latest vehicle manufacturing plant in Slovakia as well as investment into specialist engineering hubs in the Republic of Ireland, Hungary and Manchester, UK. In the same year, Jaguar Land Rover also confirmed plans to invest in its Solihull plant to support the introduction of the next generation Range Rover and Range Rover Sport.

Prof. Dr Speth continued: “The next chapter in the story of the Jaguar and Land Rover brands will be the most exciting - and challenging - in our history. Revealing the iconic Defender, investing in cleaner, smarter, more desirable cars and electrifying our facilities to manufacture a future range of British-built electric vehicles will all form part of building a globally competitive and flourishing company.”

ENDS

Notes to editors:

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Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

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At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017/18 Jaguar Land Rover sold 614,309 vehicles in 129 countries, with more than 80 per cent of our vehicles being sold abroad.

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From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

For more information visit www.media.jaguarlandrover.com or contact:

Lisa Palmer

Corporate Affairs Manager

T: +44 7557 540611

E: lpalmer1@jaguarlandrover.com

Ken McConomy

Head of UK PR

T: +44 7714 725 236

E: kmcconom@jaguarlandrover.com

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.